Filed by: Bergen Brunswig Corporation. This
                                 Communication is filed pursuant to Rule 425
                                 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: AmerisourceBergen Corporation Commission File Number: 333-61440


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmerisourceBergen, together with AmeriSource and Bergen Brunswig, filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by AmerisourceBergen (as well as by AmeriSource and Bergen Brunswig) at the Securities and Exchange Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone: (610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone: (714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 1









                                 BERGEN BRUNSWIG

                             Moderator: Donna Dolan
                                  July 26, 2001
                                  1:00 p.m. CT



Operator: Good day, everyone and welcome to the Bergen Brunswig Corporation
         Third Quarter Earnings Results Conference Call. For opening remarks and introductions, I would like to turn the call over to Donna Dolan. Please go ahead.

Donna Dolan: Good morning and good afternoon. Welcome to Bergen Brunswig's third quarter conference call for fiscal 2001. I am joined today by Robert Martini, our Chairman and CEO, and Neil Dimmick, our Chief Financial Officer.

         The format of our call today will be similar to our recent calls. Both Bob and Neil will speak from prepared remarks. At the end of their comments, we will open up the call for questions. At that time you will be able to address Bob or Neil or any of the presidents of our operating divisions - Brent Martini, Steve Collis, or Chuck Carpenter.

         You should have received a copy of our news release this morning announcing earnings for our quarter ended June 30, 2001. If you have not received a copy of the press release, please call (714) 385-4434, and we will fax one to you. A copy is also available on our Web site, www.BergenBrunswick.com.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 2


         Before we get started, I would like to read to you some statements regarding any forward looking statements made during this call, and the merger with AmeriSource.

         Except for historical information, all other information set forth in this press release, such as earnings forecasts and earnings projections, consist of forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

         These forward looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those projected or implied. Such statements may be identified by the use of the forward looking language, such as may, will, should, expect, anticipate, etc., or the negatives or other variations thereof, or other similar terminology.

         Such risks and uncertainties include the risks described in Exhibit 99A to the company's annual report for the year ended September 30, 2000, and in other reports and exhibits filed with the Securities and Exchange Commission.

         These risks and uncertainties include, but are not limited to, the costs and difficulties related to the integration of acquired businesses, the loss or disruption of one or more key customer or supplier relationships, changes in the distribution outsourcing pattern for pharmaceutical products and/or services, the ability to obtain general financing or financing rates that would be compatible with the company's business operations, and the costs and other effects of governmental regulations and legal and administrative proceedings.

         The company assumes no obligation to update the information presented during this call.

         In connection with the proposed merger, AmeriSource and Bergen Brunswig Corporation filed a preliminary joint proxy statement prospectus with the Securities and Exchange Commission.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 3

         Investors and security holders are advised to read the definitive joint proxy statement prospectus when it becomes available, because it will contain important information.

         Investors and security holders may obtain a free copy of the definitive joint proxy statement when available, and other documents filed by AmeriSource, as well as by AmeriSource and Bergen Brunswig, at the Securities and Exchange Commission's Web site at www.SEC.gov.

         The definitive joint proxy statement and prospectus and such other documents may also be obtained for free from AmeriSource or Bergen Brunswig directly. AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger.

         Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's current report on Form 8K filed with the Securities and Exchange Commission on March 19, 2001. And information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's current report on Form 8K filed with the Securities and Exchange Commission on March 19, 2001.

         If you would like to listen to a replay of this call, it will begin at approximately 3:00 p.m. Eastern daylight time. The number is (888) 203-1112. The reservation code for that call would be the same as for this call, 537789.

         Now I will turn the call over to Bob, who will make a few comments. And then Neil will talk about the financials.

Robert Martini: Thanks, Donna. Well, we are very pleased to report today that we continue to achieve our fiscal 01 stated revenue and earnings goals of 10% revenue increase and 30% earnings

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 4

         increase. The momentum this quarter gives us confidence to expect more of the same through the fiscal year.

         We met or exceeded our plan in each business segment, while continuing to show progress in expense control and maintaining substantial liquidity. We have stuck to our core business, continued to expel non-performing assets, and are investing in short-term high returns and predictable results.

         These results are a testimony to earned customer loyalty, support of supplier partnerships, and a group of competent, highly motivated associates, committed to breakthrough results, all of which have contributed to over a 230% improvement in shareowner value from this time a year ago.

         With the cost of capital down, we have a unique opportunity to lower our finance cost when the climate for refinancing is advantageous. Healthcare industry trends have been favorable for growth and profit opportunities.

         Prescription drug sales are growing, both because of new drug therapies coming on the market and because of the increased use of drugs as a preferred method of treatment for many of the health conditions of a maturing population.

         Additionally, many brand named drugs will lose patent protection in the next two years, creating an opportunity for additional profits in generic product lines.

         We have had several new contracts signed by the drug company this quarter. And this is the first quarter in which the positive impact of advanced PCS can be seen in our sales growth. Earnings improvements are likely, as we leverage the efficiencies and buying opportunities associated with these new and expanded customer agreements.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 5

         Our joint venture with Long's to create a central fill offering has come to fruition. This new pharmacy is shipping prescriptions daily to Long's stores in Northern California and Nevada. We see this concept as one solution to the severe shortage of pharmacists that are facing today's retail drug stores.

         By routing their refill prescriptions to a central location, in-store pharmacists will have more time to counsel with their patients and grow and manage their business in other ways.

         The specialty group continues to gather momentum, and are setting their sights to further acceleration. With revenue growth exceeding 40% in the quarter, and with an annualized run rate in excess of $1.5 billion, they continue to excel in the growing oncology market.

         The vaccine business continues to expand. And we are expanding our service offering to include other office space specialties, such as rhuematology.

         PharMerica continues to perform on its goals and financial plan with strong disciplines and great stability, as health returns to the long term care business. We recently announced an extended agreement with Beverly Enterprises, its largest customer.

         PMSI is celebrating its 25th anniversary, and doing it with accelerating performance and gratifying results. The financial climate is very favorable to satisfy our liquidity requirements and opportunities, and at rates that are very attractive.

         We intend to maximize this unique market timing with a new proven record of identifying issues, construction solutions, making tough decisions, and implementing corrective actions. Said another way, we simply did what we said we would do, and will continue to deliver.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 6

         We are focused on job one, which is delivering on our goals. Meanwhile, you are all aware of our announced and pending merger agreement with AmeriSource. We are pretty much on schedule, with an anticipated closing by the end of August. We continue to be optimistic for that outcome.

         The integration process has been in progress. And the operating efficiencies have been easily validated. We expect to begin implementation concurrent with the closing.

         And now I would like for Neil to comment on the financials.

Neil Dimmick: Thank you, Bob. It is a pleasure to talk about the continued progress at Bergen Brunswig during this past year. For the third quarter ended June 30, revenues form continuing operations were a record $5.5 billion, and $15.2 billion for the nine months. This compares to $4.8 billion and $13.9 billion last year, an increase of 14% for this current quarter.

         Netted against these revenues, we are in our company eliminations, primarily related to PharMerica of $177 million for the quarter, and $566 million for the nine months. The inter-company eliminations in fiscal 2000 were $174 million for the third quarter, and $514 million for the nine months.

         In the pharmaceutical distribution segment, which includes the drug company and the specialty group, sales increased by 14% in the third quarter, and 10% for the nine months. The drug company sales in the third quarter were $4.9 billion, a year over year increase of 12%. While the nine months sales were up 8%.

         The year to date increases were limited by the loss of a majority of the Novation revenues. The addition of Advanced PCS revenues, which came in April, has compensated for some of that loss.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 7

         The drug company's revenue mix for the quarter was 52% retail, 48% health systems. This compares to a mix of 50/50 respectively for the third quarter last year. The change in these percentages reflects the strong gain in our retail chain business this quarter, as well as the loss of the health system business, which occurred with Novation at the beginning of this fiscal year.

         The specialty group's revenues were $441 million for the quarter, and $1.2 billion for the nine months. That is an increase of 41%, and 34% respectively. The specialty group's revenue mix for the third quarter was 63% oncology, 22% nephrology, 6% plasma, 5% vaccine, and 4% other.

         The specialty group's revenue growth is primarily driven again this quarter by the excellent performance in oncology, which grew sales by 60%, compared to last year's third quarter. Other specialty businesses have also shown significant growth.

         For instance, at Besse Medical, one of the country's leading suppliers of vaccines and other products directly to doctor's offices and clinics, increased sales by 35%. And the specialty group's manufacturing services, including (lash) and (ICS), also showed substantial improvement.

         Our PharMerica segment reported revenues of $337 million for the third quarter. That is an increase of 5% compared to last year. For the nine months, their revenues are up 6%.

         During the quarter, PharMerica renewed its contract with one of its major customers, Beverly Enterprises, extending that relationship to 2006. PMSI, PharMerica's workers' compensation group, again performed exceptionally, increasing sales 37% in the quarter, and 36% for the nine months.

         Gross profit on a (FIPO) basis declined by 54 basis points for the third quarter from last year's margin of 6.67%. This decrease was primarily due to sales mix, not only in the pharmaceutical distribution segment, but also at PharMerica.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 8

         The changing sales mix also has a lower cost of service. And as a result, the company improved operating margins on a (FIPO) basis, compared to last year. And they were essentially even on a (LIPO) basis.

         At PharMerica, gross margin was 35% for the third quarter, compared to 36% for the third quarter in fiscal 2000. The decline, again, is a result of sales mix from PMSI unit, which was growing faster than the long-term care unit, and has lower gross margins. On the other hand, PMSI's operating expenses are lower. And it has a much higher operating profit margin than long-term care units.

         Total distribution selling, general and administrative expenses as a percentage of sales for continuing operations were 4.24% and 4.6% for the nine months. This compares to 5.11 for the quarter and 5.16 for the nine months. This is a decrease of 87 basis points for the quarter, and 56 basis points for the nine months.

         In fact, all subsidiaries, the drug company, the specialty group, and PharMerica, with the distribution segment realizing double digit basis point reductions improvements, and PharMerica realizing a triple digit improvement in operating expense as compared to sales.

         Operating expenses as a percentage of sales are lower than last year's third quarter by 30 basis points in the pharmaceutical distribution segment, which is an excellent result, particularly given the loss of Novation and our ability to absorb the fixed and variable cost related with that business.

         PharMerica's 690 basis point reduction in expenses as a percentage of sales was due to cost reduction efforts in its operations, bad debt expense improvement, and of course the elimination of 3.3 million in good will amortization, which contributed 107 of the 690 basis point improvement.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                          Page 9


         To underscore the attention to operating costs here at Bergen, total distribution selling and general and administrative expenses decreased by five million on a consecutive quarter basis. For the third quarter, Bergen's operating earnings from continuing operations were 98.6 million. That is an increase of 34%.

         As a percentage of sales, operating earnings were 1.8% for the third quarter, versus 1.53% last year's third quarter. That is an improvement in margin of 27 basis points.

         For the nine months, operating earnings were 264.3 million. That is an increase of 22%. And as a percentage of sales, operating margins for the nine months went to 1.73% compared to 1.57 last year.

         Operating earnings in the various segments in the third quarter were as follows. In the pharmaceutical distribution segment, they were 102.5 million versus 91.5 million. That is an increase of 12%. This is primarily the result of the reduced operating expenses that we have talked about.

         On a (FIPO) basis, earnings increased 16%, and operating margins increased to 2.02% in the pharmaceutical distribution segment. PharMerica's operating earnings were 16 million for the quarter, a substantial improvement over an operating loss last year of 1.7.

         As a percentage of sales, PharMerica's operating earnings were 4.75%, compared of course to a negative .52 last year. This reflects operating expense improvements, including bad debt reduction, and good will amortization elimination.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 10

         An important measure of progress at PharMerica's cash collection and DSO, during the third quarter PharMerica collected cash amounting to 103% of revenues, and reduced receivable day sales outstanding by 21 days, DSO going from 71 to 50 days.

         Net interest expense, including distributions on the toppers, was 38.4 million for the third quarter, compared to 37.8 million. That is an increase of 1.5%. For the nine months, interest increased 21% to 119.2 million.

         This higher year to date interest expense reflects the rates being charged on our new credit facility, which were higher than previously reported. And of course as we get into the current quarter, the comparables have the same interest spread on our borrowing. So we see a reduction or a more comparable interest year over year.

         These increases of course have been mitigated by the favorable interest rate environment, which now exists, since the Fed has reduced interest rates six times already this calendar year. Earnings from continuing operations were 35.2 million for the quarter, reflecting an increase of 78%. And they were up 32% for the nine months.

         On a per share basis, 26 cents for the third quarter compares to 15 cents last year. That is a 73% improvement. And for the nine months, 62 cents compared to 48 cents, an increase of 29%.

         Net earnings, which include the discontinued operations in the prior year, were 35.2 million for this quarter, where there were no discontinued operations, and last year, of course, the loss because of the sale of Stadtlander of $239 million.

         Weighted average diluted shares outstanding were 137.3 million for the third quarter, versus 134.5 million for the same quarter. There were actually a very similar number of shares outstanding. The increase really is the result of the computation of the earnings per share dilution,

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 11

         because of the increase in the share value as a result of the stock options and higher market price of Bergen's stock.

         Commenting on the balance sheet, at the end of the quarter we had $25 million that were borrowed against the $800 million revolving credit line in our bank facility, continuing a substantial amount of liquidity. Also at the end of the quarter, we had $340 million of outstanding proceeds on our $350 million receivable securitization program.

         Capital expenditures for the quarter were $10 million. Accounts receivable were $1.3 billion, compared to $1.2 billion at fiscal 2000's year-end. These amounts are net of the proceeds from the receivables program.

         Inventories increased to $2.6 billion at June 30. That compares to $2.1 billion at year end. That is an increase of $500 million. Similarly, we saw a $400 million increase in accounts payable. And this growth of course is not only to support new business growth, but also opportunities to buy investment inventory.

         Just a few other key items. Depreciation in the third quarter was $11.2 million. And total amortization was 8.3. Of this amortization expense,
         4.7 related to good will, which we anticipate will not be amortized in the next fiscal year. One point two million was related to other intangibles. And approximately 2.4 million amortized as interest expense as it was related to the financing costs of our credit facility.

         The income tax rate was 41.6% for the quarter and nine months. We expect the continuance of that rate. Return on committed capital was 21% for the quarter. And I may say it was over 20% in every one of our operating units.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 12

         In the third quarter, Bergen was a net user of cash from operating activities of $41 million. Again, this was a result of the extraordinary opportunities we had with inventory. We would expect, of course, during the fourth quarter to see some sell-off of that inventory and some benefit from a cash flow standpoint.

         In the third quarter, we made significant progress toward improving our revenue and earnings growth. Our financial guidance for this fiscal year remains unchanged, with expected revenue growth for the year at around 10%, earnings growth at 30%.

         We are currently in the middle of our planning process for 02. We look forward to giving guidance regarding next year during our year-end earnings release, if we have one. We would hope that we would be a merged company at that time.

         I want to turn the time back to Bob Martini.

Robert Martini: Okay. I would like to - that completes our prepared remarks. We would like to open it up for questions and answers. And in addition to myself and Neil, also on the line is Brent, Steve and Chuck, who are also available to directly address any of your questions.

         Dana, would you please open it for questions?

Operator: Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please press the star key followed by the digit 1 on your touch-tone telephone. We will come to you in the order that you signal us. Once again, if you do have a question, star 1 on your touch-tone telephone.

         And we will go first to Chris McFadden at Goldman Sachs.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 13

Chris McFadden: Thank you and good morning to everyone there. A couple of questions, if I might. First of all, could you talk a little bit about the revenue trends within PharMerica, both on a sequential basis, and really thinking about year to date.

         And I guess I would be interested in your thoughts on how you expect combinations of census and acuity to influence revenue trends there out over the next couple of quarters.

         Also, it would be interesting to understand within the strong oncology growth, what type of contribution general Taxol may have made to the comparison here. Let me stop there. Then a follow-up. Thanks.

Neil Dimmick: Thank you, Chris. The revenue trends at PharMerica, I mentioned that they were approximately five and six percent for the quarter growth over prior year. Of course there are a few segments there. And we have been experiencing different growth rates really for different reasons.

         And Chuck, if you could comment on the long-term growth and maybe a little bit at PMSI. And then Steve, comment on the oncology, particularly the Taxol.

Chuck Carpenter: Thanks, Neil. Chris, this is Chuck. Our growth rate at DMSI has been just fantastic. We have grown our revenue in that business segment in the mid thirty range.

         The area that you are seeing our revenue being impacted or slowed down is in long-term care. And our strategy in long-term care has been to get our operations running as efficiently as they can, and really get a handle around the credit and collection side of our business.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 14

         And in doing that, we have restricted some growth. And we have had to walk away from some business. I am not disappointed in our results by any stretch of the imagination. We have done the right things for our business in focusing on improving the operations and profitability.

         What we see going forward is a healthier marketplace. We are beginning to see our customers become more healthy. And there is a lot of prospects that we have in the pipeline right now.

         So I think this is just a blip that we have gone through. We have cleaned up our internal operations. And I think growth in the future in the long-term care segment will come back. And we are projecting increased growth for that business in the upcoming year.

Chris McFadden: Chuck, if you had to wager or suggest what you think an organic rate of growth for the industry will be, putting sort of market share, and putting sort of credit at a constant, to the extent you can do that, what do you think the market rate of growth will be for the long-term care market, looking out to calendar 02?

Chuck Carpenter: Looking at inflation, utilization and new drugs that come on the market, probably in the neighborhood of a 5% growth. And we are going to gain market share. Our plan is to gain market share in long-term care over the next year.

Chris McFadden:  Thank you.

Neil Dimmick: And of course Chris, for PharMerica, the opportunity is also really expansion of the operating earnings margin, which we have proven the ability to do that significantly over the last year. And we think there is still a lot to do.

         So while a 5% industry growth rate, accompanied by an opportunity we believe to outgrow that, but also an opportunity for continued margin expansion. Steve, the Taxol question, oncology?

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 15

SteveCollis: Yeah, hi Chris. We - the Taxol sales are somewhere less than 10% of revenue. We don't really contribute on earnings on individual products. But it is one of our most profitable lines. And I believe it is over one of our top three products that we are selling in oncology division now.

Chris McFadden:  Great. Thank you.

Neil Dimmick:  Thank you, Chris.

Operator:  We will take our next question from David Risinger, Merrill Lynch.

David Risinger:  Thanks very much, and congratulations on the strong quarter.

Neil Dimmick:  Thank you, David.

David Risinger:   I had a couple of questions. I guess to start, if you would, would you break out the distribution revenue growth, excluding
         Novation?

Neil Dimmick: Well, I don't - I can give you some numbers to help you compute that. Novation represented about 1.4 - excuse me, 1.5 billion. We said we had lost about a billion, maybe a little more than that. So the growth rate, I don't have it computed. But it is easily computable. We would effectively add a billion dollars or so, plus the inflation that would occur in that. And that would be nearly 5%.

         So on top of the 14% that we grew, just calculating it here in my head, it would be about 19%.

David Risinger:   Okay.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
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Neil Dimmick:  And Brent, does that sound right to you?

Brent Martini: Well, I think you pointed to the important numbers. Obviously we had Advanced PCS come on, and Novatin go away. And those are the largest movements in the portfolio. And I think you would find our growth rate to be amongst our peers. So we can leave it at that.

Neil Dimmick: I think again the growth rate is around 19% would probably pretty well be among the peer group.

David Risinger: Okay, that is great. And Chuck, with respect to the PharMerica margin trends over the short term, how should or what should we expect, given the new Beverly contract? I am sure that is probably a little bit lower margins. Does that mean that we should expect the PharMerica margin to be flat sequentially in the near term?

Chuck Carpenter: We have renegotiated the Beverly contract. The impact on our margin, there will be an impact on the margin. But we believe there is other things that we can do to mitigate that with our formulary and some of the contract activity that we have.

         So there will be some erosion. I think it will be very minor. So it will look somewhat flat.

David Risinger: Okay. That is great. And one final question is Neil, would you just review the (LIPO) charge in the quarter and what type of credit you might expect in the fourth quarter, and then year over year figures?


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                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
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Neil Dimmick: Sure. The (LIPO) provision for the quarter was $5 million. I think last year it was around a million, a million two last year. So there is, on a comparative basis, there is about 3.8 to $4 million additional
         (LIPO) charge this quarter.

         Why? We thought that was prudent, given the price increase environment that we found ourselves in, and also, generally the increase in our inventory investment. Our plan for the fourth quarter is that we won't see that seasonally. We will see the prices be more normalized in that quarter. We will see a reduction in our inventories. And it may very well be that we won't need the full (LIPO) provision going into the fourth quarter.

         It will really be a function of appreciation of inventory product during that time. Of course if we enjoy more appreciation and more
         (LIPO) reserve, but also more earnings produced by the effect of increasing prices.

         So the guidance going forward, it is really the (LIPO) will flow as it is computed. We are satisfied that we are adequately set now to take that. And it was prudent this quarter for that $5 million to be applied.

David Risinger: That is great. And do you have the nine-month figure?

Neil Dimmick: Yeah, it is about 7.5 million for the nine months. So most of that was provided in this last quarter.

David Risinger: Okay. Thanks very much.

Neil Dimmick: Thank you.

Operator:  We will go next to Robert Willoughby, Credit Suisse First Boston.


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Robert Willoughby: Thank you. Neil, can you speak to any costs you may have incurred in association with the merger with AmeriSource, and then just comment on the central fill capability? Can you speak to the scalability of that venture here, what kind of leverage earnings we might see from that?

Neil Dimmick: Okay. I am going to have - I will comment on merger costs, and I will have Brent comment on the central fill facility, which is really an exciting and new opportunity not only for us, but for the whole wholesaler community.

         With respect to merger cost, we obviously have incurred costs. We have spent the last six months working on this merger. The significant costs, however, are yet to be incurred, as they relate in part to financing the contingent payout to bankers, assuming the merger is completed.

         Any costs that we have felt that were really separately identifiable and were not material for this quarter. It is hard to measure how much expense was spent in terms of travel and associated just with the process of the merger, which we have captured. But those amounts we have not felt have been material, at least to Bergen Brunswig.

         Now we expect on the close, and we have outlined in the proxy what the estimated costs of the merger are. But of course they will be large, because of the investment bankers, the financing costs and all of the associated costs. But for this period, no charge.

         Brent, could you comment on central fill?

Brent Martini: Sure, I would be happy to. The central fill location is a separate location right next to our Sacramento facility. It has got some robust auto med opti-fill technology in it, which will more than accommodate Long's needs in Northern California and in Nevada, as we talked about, as well as

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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 19

         any other regional chains that are on the PDX system, and any independents that are on the PDX system.

         In fact, they could be linked up really in a very short period of time, which speaks to the scalability not only from a software point of view, but from a capacity point of view. And so this facility will allow us to grow and really accommodate what we think at a pharmacy level could be up to 20% of the prescriptions at any location that they would like to have filled out of this filling center.

         I want to point out that it is a fulfillment center. It is not a central processing center. It is a fulfillment center. And I believe it is the first one of its type in the nation.

Robert Willoughby: Will we see any impact from a margin perspective?

Brent Martini: I think you will see a positive impact for both Long's and Bergen, not the least of which is the ability to support Long's growth in an important marketplace for them. Obviously, all the regional chains, all the chains are facing a pharmacist shortage. So we hope to accommodate that.

         And there is a very satisfactory return on investment built into the deal that we have both for Long's and Bergen that more than meets our return on investment hurdles. So yes, I do think you will see a positive earnings contribution.

Robert Willoughby: And just where do you stand with other regional chains and independents? Still too early?

Brent Martini: Still too early. At the point, right now this is the only fully operational location. And we are scaling up as we bring on Long's stores. We have not completed that process yet. It will take

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                                                                 BERGEN BRUNSWIG
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         another couple months, I believe, to get all the Long's stores where we want them, and then be in a position to take on additional business.

         I think the other thing is we built a model here that when it works to our expectation, and it becomes very fluid, that we will be able to go to other metropolitan locations where we have chains that want this service, and either do joint ventures or even better, provide the service for them on our own, having had a success under our belt. So we are looking forward to that as well.

Neil Dimmick: Bob, this is Neil. I would comment that even though Bergen
         Brunswig Corporation, the margin improvement in the next quarter because of this - obviously, because of its size, won't be noticeable. This is a positive event for us in terms of earnings.

         This is not an investment to see if it works. We have done this in a way that we expect returns of 20% on the investment. And we are serious about making money at this process, and at the same time saving substantial money for our customers.

         So it is additive to what we are doing. And as the size and significance flows, we will keep you aware of it.

Robert Willoughby:  Excellent. Thank you.

Brent Martini: Yeah, I would make one last comment. And that is I think it is important to note that these are prescriptions that are being filled and delivered with the current deliveries that go to Long's. And that is our intent, is to fulfill prescriptions on behalf of our customers, so that the consumer still has the important pharmacist relationship, but that we help with the pharmacist capacity issue. So I think it is important to understand that philosophy.

Robert Willoughby:  Thank you.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 21

Neil Dimmick: Thank you, Bob.

Operator: And we will take our next question from Larry Marsh, Lehman Brothers.

Larry Marsh: Yes, thanks. Good morning, everyone. And just wanted to comment first of all, nice continuation, very good momentum. Way to go. My question first of all has to do with I guess a comment that was made by your merger partner yesterday about an election to delay certification a little bit, but still anticipating a closing into the end of August.

         I wonder if you could comment at all about why that is the case, and whey we might expect to see a certification. And then I have a follow up for you.

Robert Martini: Well, I think as you pointed out Larry, a number of these things are coming together at one time here. We are still on our schedule, our pre-announced schedule of trying to get this completed and closed by the end of August. And we continue to believe that schedule will occur.

         Obviously the things that have to come together is the mailing of the proxy to our shareowners to get our shareowners' approval. We need the SEC to close this case, so that we can move forward. And we need the shareowner approval. And all of those things are coming together at the same time.

         I would say that we still stand by what we said to begin with. And that is that we have and continue to get good customer support. We feel that the synergies that can be generated will create efficiencies that will be very instrumental, make us a much more formidable competitor going forward.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 22

         And we are getting adequate opportunity to tell our story. And I believe it is falling on listening ears. And therefore, we are going about this in a very professional and cautious way. But we are doing everything possible to make sure that we get the right results.

Larry Marsh: Okay. So is there any comment on when you might expect to see a certification?

Robert Martini: Well, I think if we are going to meet the end of August date, you can expect that certification will be forthcoming shortly, as will a shareowners' meeting announcement.

Larry Marsh: Okay, great. A follow-up question. Thanks, Bob. We have heard - the market has heard some commentary from some of the chains about some slow down in their business trends. I think even Long's had some comment about some of their trends.

         I was wondering if you could elaborate a little bit about what impact does that commentary have on you as a distributor of pharmaceuticals, if any? And then maybe along with that maybe get Brent to comment about the announced relationship with Omnicell that was put out yesterday.

Neil Dimmick: Okay, Brent, do you want to handle that?

Brent Martini: Okay, sure. Well, Larry, I think there is no question that there is a number of things impacting the growth rate for some of our chains. And that will ultimately have an impact on us, although I think we are back to the kind of growth level that we had predicted. And we expect to see more of that going forward. So we haven't built in any major reduction out of concern for that.

         I do think it is important though when we are calculating growth rates for the upcoming years though that we are all on the same page with regard to the impact that generics will have on the potential reduction in revenue growth, but improvement in generic growth, and of course generic contributions.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 23

         So I think there is a number of moving parts here, not the least of which is a lot of products coming off of patent that will impact everybody's growth rate, although that should be a very good thing.

         So we are sticking with our plans for the kind of growth rate we have predicted. And we are also working closely with our customers, to make sure if there is anything we can do to make sure they don't have issues, like pharmacist shortage, that we can contribute to that ((inaudible)). You know, that is something that they are working on as well.

         As far as Omnicell, I think it is important to also report that we are still very focused on the health systems market, a very strong partner for Premier and Consorta, and the Novation accounts that we still enjoy, as well as Tenet and others.

         And that relationship with a number two automation company certainly in pharmacy and even stronger in medical supply, that that is important for us, and that many of our customers want a holistic approach to RFPs that includes what we can do with in this case Omnicell. And we are building bridges between the company, and building software so that we can bring solutions to the customers together, versus independently.

         So we are excited about that. And we think Omnicell brings value to Bergen and vice versa.

Larry Marsh: Great. Thanks.

Neil Dimmick: Thank you, Larry.

Operator: We will go next to David Woodyatt of Harris Bank.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 24

David Woodyatt: Yes, a quick couple of related questions for Neil in regard to the new accounting rules on good will. Could you give us the after-tax figure for good will? You said it was 4.7. I assume that was pre-tax.

         And secondly, I know in the new rules there is a lot of technicalities for reorganizing good will and other intangibles. There is some opportunity for reorganizing. And things that were one way could be switched to the other way. And things that used to be amortized, might not be amortized even outside of good will.

         Do you - have you had a chance yet to study all those details? And might there be any material effect from those other details, other than just the sheer dropping off of good will amortization?

Neil Dimmick: David, thanks. Good question. The after-tax is 3.7 million. So there is some tax deductibility through our good will - 3.7 after-tax. And with respect to the rules themselves, I think we have had an extraordinary chance to look at those rules, because actually we fashioned our merger back in March 19, when we announced it, we announced it predicated on these new rules.

         I think we were the first merger of any substance that was announced with that type of contingency. So we have been watching these very carefully. We have had outside advisors - accounting advisors look at the rules with us. And in summary, while we are going to spend a lot more time looking at them, because as you can imagine, we can't get into the detail of customers and so forth, because of Federal Trade Commission rules.

         So we are more familiar with the rules. But we are unable to evaluate some of the individual effects, pending FTC clearance on the merger. With respect to Bergen, however, we don't see a substantive change, other than good will we don't think qualifies as a separate intangible asset. We don't think the other intangibles will be affected significantly.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 25

         So the comment that I made earlier about good will essentially being part of our earnings in the next quarter will not be amortizable. I think that is generally where we are at. But something again David that we are looking at closely, and we will adopt the new principle statement early of course. We will adopt it the first quarter, which for us will end December 31.

David Woodyatt: Okay. Thank you.

Neil Dimmick: Thank you.

Operator: We will take our next question from Kathleen Lamb, Credit Suisse First
         Boston.

Neil Dimmick: Kathleen?

Operator: Ms. Lamb, your line is open. Please go ahead. We will go next to Seth
         Peach of First Union Securities.

Seth Peach: Hi. Good morning, guys.

Neil Dimmick: Hi, Seth.

Seth Peach: I was curious to know, your BBSG Group has particular strong results. And I was just curious to know if you can maybe comment a little bit more on the long-term growth rates, ((inaudible)) that growth rate is. And then I think you had initiated a small mail order pharmacy operation a while ago. I was curious to know maybe if you can give us an update as to how that was coming along.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
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Neil Dimmick: Sure. Let me comment on the mail order pharmacy. We actually have a substantial mail order in PMSI, which is mail order. And Steve, I am going to have you comment on all the mail order activity that goes on with your business.

         The business that you may be referring to Seth was in Las Vegas, and was even more retail oriented. We have really melded that into our other businesses, where our focus is on mail order to clinics, doctors' offices, or individuals as it relates to PMSI.

         And so the separate entity itself is no longer in existence, although we have substantial mail order strength in many of these other areas. And Steve, if you could comment on that Steve, and also on the growth - the extraordinary growth, which I would be interested to see if you would say it would continue at that rate. But certainly we expect strong growth in the future from these businesses.

Steve Collis: Thank you, Neill. You know, we were in the mail order specialty pharmacy business for a little while. And it was an unhappy foray. And we don't need to talk any more about that. But you know, I think what is important is the fundamental strength of our businesses really across the board.

         The oncology business is growing at probably twice the general rate of the pharmaceutical segment. And we I think are maybe the best-positioned distributor in that marketplace. And maybe some of our competitors wouldn't agree. But I think we are very well positioned there, and have shown extraordinary growth this year.

         In all of our market segments, including the fastest growing smallest one right now, which is the manufacture services segment, we are getting to be in a top position. And we just completed the plan reviews for next year.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 27

         We are looking at close to 30% growth rates. And so we are very confident in the future, and still benefiting from a long-term trend of shifting from in-patient to out-patient services, and from also really more complicated therapies being undertaken in our side, even of oncologist setting, but in rhuematology, gastroenterology. (Synergis) has been a big drug for us in pediatrician's offices, etc.

         So we really are benefiting from all those long-term trends.

Seth Peach: Great. And then, in the plasma area, did you see any or have any impact from the shortages of blood products that have been going on?

Steve Collis: Well, most of the shortages have been in the hemophiliac co-ag factor area. And we - that is not a big portion of our business. The majority of our sales are to hospital pharmacies, working with the drug company on GPO customers and large health system independent customers. And they are really buyers of (Albumin) and (IV/IT), which has not been as affected by the shortage. That would be more a specialty pharmacy concern.

Seth Peach: Great. And then just to make sure I understood, do you think that the growth rate we have seen is sustainable for the next couple of quarters?

Steve Collis: Well, that is a tough question. Again, I think I shared with you a quite substantial forecast for the next fiscal year. And we stand behind that. But I think I have said enough.

Seth Peach: Great. Thank you.

Neil Dimmick: Thank you, Seth.

Operator: And we will go back to Kathleen Lamb, Credit Suisse First Boston.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 28

Kathleen Lamb: Congratulations, on a great quarter.

Neil Dimmick: Thank you, Kathleen.

Kathleen Lamb: Just wanted to follow up and talk a little bit about margins. You came in pretty strong this quarter, at about 6%. That is a little bit lower than where you have been. Can you give us a sense of with the opportunity to do some more buying programs, and to have focus a little bit more, where do you kind of see the opportunity on the margin side, just for you as a standalone company, as you look out over the next year?

Neil Dimmick: Okay. Excellent question, because margins in wholesale drug distribution are so important. And we have seen a continued decrease in those margins. So I will comment on that, and also at PharMerica, and invite Brent and Chuck to comment as well, and just make a brief comment.

         With respect to wholesale drug distribution business, there continues to be strong competition, but also some real significant mixes in sales. For example, Advanced PCS, substantially all the deliveries go to a few locations. Margins are lower - yes. Operating - related operating costs much lower.

         So our focus is not so much on maintaining gross margins as it is on operating earnings margins and return on committed capital. Having said that, I would expect that we won't see the kinds of declines in gross margin absolutely that we have seen in the past.

         I would expect that those margin declines will continue, however, to be in the ten to maybe fifteen basis point year over year. They have been much more substantial than that, as I mentioned, this year, one because of mix, but also because of competition.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 29

         But our focus really with the advent of generics, as Brent mentioned, the opportunity to increase profitability from the sales of those generics with the services such as central fill and other services that we are providing. We would hope to see that those margin declines would be more in the 10-15 basis point, and made up with operating efficiency, allowing us to maintain and slightly improve our operating earnings margin, which I mentioned this quarter was .02 on a (FIPO) basis for the drug company, which is up from last year. And PharMerica is up substantially.

         Chuck, you may want to add comments with respect to operating margins at PharMerica. And Brent, if there is something that you would like to add, why don't you go ahead on the drug company.

Chuck Carpenter: Neil, let me comment on the margins here at PharMerica. The margins on the long-term care side of our business, we have had just very, very slight erosion of that margin. For the most part, it has been stable over the last year.

         We have had some large customer contracts that we have renegotiated that have had some impact on that margin. But we have been able to mitigate that for the most part.

         The area that has impacted our margin the most has been more in the area of mix of business. And our PMSI segment, which is our fastest growing segment, they have a lower gross margin. So when we throw them into the mix, it has an impact on the overall gross margin of the company.

         But as we look at each business segment, we are seeing good stability, slight erosion in the margin, but for the most part, a pretty stable margin. The impact is really the impact or the effect of the mix of business, which is the real strong growth that we are seeing at PMSI.


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                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 30

Brent Martini: Neil, I think you really covered it. The only thing I would say in addition to the drug company comments you made is it still is a very competitive market, and has been. I thin everyone has re-priced a fair amount of business over the last couple of years.

         But I am very encouraged by some of the trends, including our operating expense reduction of 32 basis points this quarter, versus where we have been - about 20, 22 basis points. I think that speaks to some of the decisions we have made recently, and also the changing mix, as you talked about.

         But I also think this generic opportunity is outstanding for Bergen in particular. I think we are recognized as the leader with our generic purchasing program.

         Our most recent health care congress, where we had all the generic manufacturers, indicated a strong willingness to participate in our GPP program, and a high level of satisfaction of what we have delivered over the last couple years under the contract we have had, which we will be rebidding shortly.

         And with the advent of all the new products that will be available, I think that speaks very strongly to our improving margins. So we are looking forward to the next couple of years and some of the work we will be able to do on behalf of our customers, and for the generic manufacturers.

         And I think the other pieces, there is still a fair amount of opportunity to improve utilization and do that with our customers, and have that benefit. So I think those are some of the key trends.

         And I think we also have a strong underlying generic growth rate for pharmaceutical. So I think there are a lot of things working on our behalf.

Robert Martini: Dana, I think we have time for maybe one more question.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 31

Operator: And we will take our last question from Leo Murphy, Pioneer Investment
         Management.

Leo Murphy: Well, thank you. Good timing, Robert. I appreciate that. Only, I have five questions.

Robert Martini: Well, we have time for one more, Leo.

Leo Murphy: Okay, here it is. The - actually I did have two, Neil, if I could.
         Have you - are you breaking out now, Neil, the gross margins or the operating margins for the drug business away from the specialty?

Neil Dimmick: No. Actually we call that the pharmaceutical segment. We are giving discreet revenue margins, and a lot of detail about that. But we are not separating those businesses.

Leo Murphy: Okay. The other question I had Neil, the corporate line item, I think it was roughly $19 million in the quarter - can you give me some flavor on that? I think it was up like 24%. Was that unusually high versus budget? Or were there some things in there because of the ongoing AmeriSource deal?

Neil Dimmick: A few things. One, I would point out yes it was high compared to prior year. Compared to a consecutive quarter though, I think it was about right on the last quarter.

         With respect to the prior year, actually it was a little bit lower than on a consecutive basis, about $750,000, but still high. And we wouldn't expect on a go forward basis to be that high.

         And there are some unusual legal settlements. You are aware of the class action settlement that we have made. While that was not a big thing for us, it was largely insured, there were some costs related there.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 32

         We have had, as I mentioned earlier, although haven't set out separately, a lot of activity with respect to the merger. And I think we also find ourselves conservatively reserved and accounted for. But those expenses, again, similar to the prior quarter, up significantly from the prior year. And probably in the future we would expect them to trend down.

Leo Murphy: Thank you.

Neil Dimmick: Thank you. Thanks, Leo.

Leo Murphy: Good quarter.

Neil Dimmick: Thank you, Leo.

Robert Martini: Okay. Dana, it is back in my hands here?

Operator: Yes, sir.

Robert Martini: Okay. All right. You know, I would like to thank you all for your participation. This really was a good quarter. And the momentum has been building. Most of our troubles are has-beens. We are in a good business. And we think we do a good job at what we do. The financing opportunities are optimal. And we are confident with our future.

         I am also confident that the merger with AmeriSource will go forward, because as some of which I said before, the customers are aligned. The efficiencies will enhance competition. And together, we will present a more viable and formidable player in the marketplace.

                                                                 BERGEN BRUNSWIG
                                                          Moderator: Donna Dolan
                                                           07-26-01/1:00 p.m. CT
                                                           Confirmation # 537789
                                                                         Page 33

         And while I would look forward to reporting to you on our year end results at that time, I expect that this will be my last broadcast. And I can assure that I will continue to have a major investment in the new company, and will do my all to support the transition and support the CEO, and support the management team to the benefit of our customers, our suppliers, our associates and our shareowners, and together with the AmeriSource Bergen Board, provide strategic support and shareowner governance.

         This concludes our call. I thank you again for your participation. Have a good day.

Operator: This concludes today's teleconference. You may now disconnect.


                                       END